**FORM 51-102F3**
**MATERIAL CHANGE REPORT**

**1. Name and Address of Company:**

GOLD ROYALTY CORP.
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

**2. Date of Material Change:**

The material change described in this report occurred on November 21, 2022.

**3. News Release:**

On November 21, 2022, Gold Royalty Corp. (the "**Company**") issued a news release (the "**News Release**") through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

**4. Summary of Material Change:**

On November 21, the Company announced the appointment of Andrew Gubbels as Chief Financial Officer of the Company, which appointment will be effective on January 1, 2023. Upon such appointment, he will be replacing Josephine Man, who is leaving the Company in 2023 to pursue other opportunities.

**5. Full Description of Material Change:**

On November 21, the Company announced the appointment of Andrew Gubbels as Chief Financial Officer of the Company, which appointment will be effective on January 1, 2023. Upon such appointment, he will be replacing Josephine Man, who is leaving the Company in 2023 to pursue other opportunities.

**6. Reliance on Subsection 7.1(2) of National Instrument 51-102**

Not applicable.

**7. Omitted Information:**

Not applicable.

**8. Executive Officer:**

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man
Chief Financial Officer

Telephone: (604) 396-3066

**9. Date of Report:**

November 23, 2022.